

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2012

Via E-mail
Neil Scheckter
Chief Executive Officer
GS Valet, Inc.
4315 Lemac Drive
Houston, TX 77096

> **Re: GS Valet, Inc.**
> **Registration Statement on Form S-1**
> **Filed on July 12, 2012**
> **File No. 333-182629**

Dear Mr. Scheckter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or tell us why you believe you do not meet the definition of a shell company as outlined in Rule 405.

2. We note on page 33 that you sold 975,000 shares at a price of $0.01 per share to 26 investors, and that there are 26 selling stockholders selling 975,000 shares. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.01. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.01 per share price of the shares you are registering here is not a bona fide sales price. Your explanation should address the fact, as appropriate, that the $0.01 per share price was the original price paid by selling shareholders and that

this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay any additional filing fee.

3. Please revise throughout to clarify that Mr. Scheckter is the sole officer and director. We note references throughout your filing to your "officers" and "directors." We also note references in the financial statement to "majority shareholders," while there appears to be just one such majority shareholder.

4. Please revise throughout your filing to put parentheses around your losses.

Registration Statement Fee Table

5. It appears that you are registering a number of shares of your common stock. As such, please revise to indicate that you are registering under Rule 457(a).

Prospectus Cover Page

6. We note your disclosure that you "may" elect to comply with certain reduced public company reporting requirements as an emerging growth company. Consistent with your disclosure on page 10, please revise to clarify here that you have elected to use the extended transition period for complying with new or revised accounting standards.

7. Please revise to clarify in the second paragraph that you have not engaged a market maker to apply for admission to quotation of your securities on the Over the Counter Bulletin Board.

Prospectus Summary, page 4

8. Please revise to include your revenues, assets and net losses as of the most recent audited period and interim stub. In addition, disclose your monthly "burn rate," how long your present capital will last at that rate, an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

9. Consistent with your disclosure on page 16, please revise to disclose in the prospectus summary that you have completed only 4 small valet parking jobs for the six month period ending March 31, 2012 and disclose the aggregate gross revenues and net profits of these jobs.

10. We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please disclose this in one of the first introductory paragraphs of this section.

11. Please disclose the geographical area that you intend your business operations to focus on and identify the locations of your past valet jobs.

12. Please revise to disclose here that your net revenues are insufficient to fund your operating expenses. Also disclose the estimated amount of funds you will need to accomplish your business goals.

13. Please revise to disclose whether you have any long-term agreements with the business establishments that you referenced in the second paragraph under the "Overview" section.

14. Please revise to clarify under the "Use of Proceeds" subsection that you will not receive any of the offering proceeds.

Risk Factors, page 6

15. Please revise to add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one individual occupies all of the corporate positions, and the risk that there may not be funds available for net income because this director and officer will determine his own salary and perquisites or explain why these risk factors are not necessary.

16. Consistent with your disclosure on page 28, please add a risk factor to discuss the fact that your sole officer and director has other business activities that take some of his time and whether potential conflicts of interest exists in relation to those other activities. Please also revise to disclose here the number of hours that your officer and director plans to dedicate to your business. If applicable, please also add a separate risk factor discussing the fact that Mr. Scheckter does not have prior experience in owning and operating a valet parking business.

17. Please revise to add a risk factor to discuss the fact that you have only one employee and that your valet drivers are hired only on a part-time basis.

We are subject to intense competition, page 6

18. Please provide support for your statement that you have worked to establish yourself as one of the principal members of the industry and that you compete primarily on the basis of high levels of service and strong relationships or revise to remove.

We may incur significant costs to be a public company to ensure compliance, page 8

19. Please provide an estimate of the additional costs you expect to incur as a public company.

<u>We need additional capital to develop our business, page 7</u>

20. Please revise the heading and the body of the risk factor to quantify the amount of additional capital you require to develop your business**.** Consistent with your disclosure on page 23, clarify that your net revenues are not sufficient to fund your operating expenses and that you will not receive any proceeds from this offering.

<u>Selling Shareholders, page 12</u>

21. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard or revise if necessary.

<u>Description of Business, page 16</u>

22. Please expand your disclosure to clarify if you are pursuing business in one specific geographic region or if you seek to pursue opportunities in multiple locations. While it appears that you are pursuing valet parking jobs in New Jersey, it is unclear from your disclosure if this is accurate, if your business pursuits are limited to this state, or if the focus is on a particular local area within the state. Also, to the extent your business activities are not located in Houston, Texas, where it appears you maintain your office, please discuss the operating and marketing logistics involved in this arrangement. In addition, add a risk factor that addresses any risk inherent in Mr. Scheckter's managing your business at such a distance during this early stage of development.

23. Please provide support, relative to your size and experience, for your statement that you are equipped to provide valet parking services for any special event and at any location. Alternatively, please remove this disclosure**.**

<u>Valet Parking Jobs, page 16</u>

24. In addition to disclosing your gross revenue, please revise to ~~also~~ disclose your net profit for these jobs, as it appears from your disclosure on page 19 that you pay each driver approximately $60 per shift and average 3 drivers per job.

25. Please revise this section to clarify and distinguish between the types of valet parking services you have already provided and those that you hope to pursue. In this regard, it appears that you have not yet been hired directly by a country club, restaurant, or hotel, yet your disclosure seems to imply the existence of such relationships. As such, revise to discuss the anticipatory nature of such services and the challenges you may face in securing such jobs without having any existing experience or relationships. Please also remove references to the services your valet parking attendants" may have provided while not acting under your employ, such as the disclosure on page 17 that your most experienced valet parkers service country club accounts.

Marketing Objectives, page 18

26. Please provide support for your disclosure that you are the only valet parking company that has paid to advertise on MyWedding.com and are listed at the top of the search category or revise to remove.

27. Please disclose the amount that you have expended towards your marketing objectives and the estimated amounts that you plan on spending in the next 12 months. Also expand your disclosure to discuss the challenges of marketing your services as a development stage company.

Customers, page 18

28. Please provide support for your statement that since inception you have completed more than a dozen valet parking jobs, as it appears your income statement only shows the $520 revenue from the four jobs referenced in the Valet Parking Jobs section on page 16.

Competition, page 19

29. Please revise the sentence in the second paragraph as a belief of management.

Employees, page 19

30. Please revise to clarify how many part-time valet drivers you employ and whether you have employment agreements with the drivers. Since these drivers are paid on a per job basis, and you have had only four jobs during the past six months, please clarify whether these drivers are known or believed to hold other employment and whether such other jobs may conflict with your business.

31. Please clarify, if true, that the "company" driver written and road tests are tests that your drivers undergo and are overseen by you.

Note 4 - Loans and Notes Payable to Related Parties, page F-11

32. Please reconcile your disclosure here that Garden State Valet, LLC has entered into two notes payable with a related party with your disclosure on page F-14 showing that there are five promissory notes with a related party. Please also reconcile your disclosure here that you owe $4,653 in loans and advances payable with your disclosure on page F-2 that this amount is $4,753.

Note 9 - Subsequent Events, page F-14

33. Please revise to update the status of the promissory note that was scheduled to mature on June 15, 2012 and disclose whether you have paid any penalties towards the promissory note.

Liquidity and Capital Resources, page 23

34. We note your disclosure that it will cost approximately $5,000 to pay your liability insurance premiums and conduct a mailing over the next six months. Please reconcile this with your disclosure on page 18 that your insurance coverage will cost you $13,375 in premiums per year. Also, please revise to disclose with greater details your plan of operations, the timeline involved and separately state what each individual step of your business plan is projected to cost.

35. We note your disclosure that you provide valet parking "on a consistent" basis to one catering hall. Please disclose whether you have any written agreement with such party. If so, please file such agreement with your registration statement.

Directors, Executive Officers, Promoters, and Control Persons, page 28

36. Please revise to disclose when Mr. Scheckter began working as an associate at Guefen Development Company and clarify if this present employment is full-time.

37. Consistent with your disclosure on page 19, please revise to disclose here that Mr. Scheckter devotes approximately 15 hours per week to your business.

Transactions with Related Persons, Promoters and Certain Control Persons, page 30

38. We note that Mr. Scheckter provides office space to you at no cost. Please disclose your rent arrangement in this section.

39. Please also discuss the promissory notes and loans advanced from related parties in this section, including identifying the related party that made such loans or purchased such notes and the amounts involved.

Financial Statements

40. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 32

41. Please revise this section to disclose the specific dates and the specific amount of securities sold on such dates, of all securities sold by you within the past three years which were not registered. Refer to Item 701(a) of Regulation S-K.

Exhibits

42. Please file as an exhibit the Unit Purchase Agreement and Share Exchange referenced on page F-14.

<u>Exhibit 23.1</u>

43. Please file an updated consent letter from your auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Jillian Ivey Sidoti